Contact:

Hassan Parsa
Vice President, Business Development
Centillium Communications, Inc.
hparsa@centillium.com
(510) 771-3624

Christina L. Carrabino
CLC Communications, Inc.
christina@clccommunication.com
(415) 929-9307

CENTILLIUM COMMUNICATIONS ANNOUNCES DEFINITIVE AGREEMENT TO SELL ITS DSL BUSINESS TO IKANOS COMMUNICATIONS, INC.

FREMONT, Calif., Jan. 15, 2008 – Centillium Communications, Inc. (NASDAQ: CTLM), a leading provider of broadband access solutions, today announced it has entered into a definitive agreement to sell its DSL business to Ikanos Communications, Inc. for approximately $12 million in cash. The transaction is subject to customary closing conditions and is expected to close during the first quarter of 2008.

With this transaction, Ikanos will acquire Centillium's DSL business including assets, technology and a number of the employees from its DSL team. Ikanos will also assume responsibility and continue to support Centillium's worldwide DSL customer relationships.

As a result of the sale and certain related restructuring actions, Centillium expects to reduce its operating expenses by approximately $18 million per year, beginning in the second quarter of 2008.

"The sale of our DSL business will allow us to focus our resources on Optical and VoIP, our two key growth businesses," said Faraj Aalaei, co-founder and CEO. "We believe that with this targeted focus, we will better serve our customers, reduce our operating loss and improve our prospects," said Aalaei.

Conference Call Information

A conference call will follow this press release today at 6:00 a.m. Pacific time/9:00 a.m. Eastern time. To listen to the call, please dial (210) 839-8948, passcode: Centillium. A replay will be made available approximately one hour after the conclusion of the call and will remain available for approximately one week. To access the replay, dial (203) 369-1405. The conference call will also be web cast over the Internet; visit the Investor Relations section of the Centillium Communications website at www.centillium.com to access the call from the website. This web cast will be recorded and available for replay on the Centillium website from approximately two hours after the conclusion of the conference call until Feb. 15, 2008.

About Centillium Communications, Inc.

Centillium Communications, Inc. is a leading innovator of high performance, cost-effective semiconductor solutions that give consumers, enterprises and service providers the winning edge in broadband access. The company's complete, end-to-end system-on-chip solutions accelerate development time-to-market for "last mile" products with Fiber-To-The-Premises (FTTP) and Voice-over-Internet Protocol (VoIP) technologies. Centillium products include digital and mixed-signal integrated circuits and related software for FTTP central office and customer premises equipment and VoIP solutions for carrier- and enterprise-class gateways and consumer telephony. The company's products also currently include Digital Subscriber Line (DSL) solutions. Centillium is a global company with headquarters in Fremont, CA. Additional information is available at www.centillium.com.

About Ikanos Communications, Inc.

Ikanos Communications, Inc. (NASDAQ: IKAN) develops chipsets that enable carriers to offer Fiber Fast™ bandwidth and Gigabit network processing for enhanced triple play services. Ikanos' multi-mode VDSL2/ADSLx and network processor solutions power access infrastructure and customer premises equipment for many of the world's leading network equipment manufacturers. Ikanos' solutions enable fast and cost-effective carrier rollouts of interactive broadband services, including IPTV. For more information, visit www.ikanos.com.

Cautionary Statement Concerning Forward-looking Statements: This press release includes statements that are forward-looking statements within the meaning of U.S. federal securities laws. For example, this press release speaks to the anticipated closing of the transaction with Ikanos and the expected timing of the transaction; the anticipated expense savings and one-time charges associated with the transaction; and the other benefits of the transaction for Centillium. Actual results may differ materially from those indicated by such forward-looking statements based on a variety of risks and uncertainties, including without limitation the risk that the transaction will not close as soon as anticipated or at all; the possibility that the anticipated expense savings and other benefits of the transaction will not be realized; the risk that the charges associated with the transaction will be larger than currently anticipated; the possibility of business disruption from the transaction; and the risk that Centillium's planned focus on VoIP and Optical products will not be successful; as well as risks and uncertainties relating to the rate and breadth of deployment of broadband access in general, especially FTTP and VoIP technologies, and Centillium's technology solutions in particular; the successful development and market acceptance of Centillium's new products and technology; Centillium's dependence on a few significant customers for a substantial portion of its revenue; Centillium's ability to continue and expand on its relationships with new customers; the timing, rescheduling or cancellation of significant customer orders and Centillium's ability, as well as the ability of its customers, to manage inventory; Centillium's ability to specify, develop or acquire, complete, introduce, market and transition to volume production new products and technologies in a cost-effective and timely manner; competitive pressures and other factors such as the qualification, availability and pricing of competing products and technologies and the resulting effects on sales and pricing of Centillium's products; the timing of customer-industry qualification and certification of Centillium's products and the risks of non-qualification or non-certification; Centillium's ability to timely and accurately predict market requirements and evolving industry standards and to identify opportunities in new markets; changes in Centillium's product or customer mix; the satisfactory completion of the audits of Centillium's financial statements and systems of internal control; intellectual property disputes and customer indemnification claims and other types of litigation risk; the effectiveness of Centillium's expense and product cost control and reduction efforts; and Centillium's ability to attract, retain and motivate qualified personnel, including executive officers and other key management and technical personnel. Centillium undertakes no obligation to update forward-looking statements for any reason. Information about potential factors that could affect Centillium's financial results is included in Centillium's Quarterly Reports on Form 10-Q and Annual Report on Form 10-K and in other documents on file with the Securities and Exchange Commission.